SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

Commission file number: 1-15983

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ArvinMeritor, Inc. Hourly Employees Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ArvinMeritor, Inc.
2135 West Maple Road
Troy, Michigan 48084

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits	2
as of December 31, 2009 and 2008

Statement of Changes in Net Assets Available for Benefits	3
for the Year Ended December 31, 2009

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	11
as of December 31, 2009

SIGNATURES	12

EXHIBIT – Consent of Independent Registered Public Accounting Firm	13

Report of Independent Registered Public Accounting Firm

To the ArvinMeritor, Inc. Employee Benefit Plan Committee and Participants

We have audited the accompanying statement of net assets available for benefits of ArvinMeritor, Inc. Hourly Employees Savings Plan (the "Plan") as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2009 and 2008 and the changes in net assets for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Clinton Township, Michigan
June 28, 2010

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS

Participant-directed investments
Mutual funds	$11,192,229	$9,002,287
Common collective fund	9,283,558	10,380,569
Common stock	4,102,331	312,220
Participant loans	319,114	547,017
Total investments at fair value	24,897,232	20,242,093

Accrued receivables	23,357	21,725

TOTAL ASSETS	24,920,589	20,263,818

LIABILITIES - Accrued administrative expenses	13,819	821

Net assets at fair value	24,906,770	20,262,997

Adjustment from fair value to contract value for
interest in common collective trust funds relating
to fully benefit-responsive investment contracts	(278,783)	97,309

NET ASSETS AVAILABLE FOR BENEFITS	$24,627,987	$20,360,306

See accompanying notes to financial statements.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

CONTRIBUTIONS
Participant contributions	$459,850
Employer contributions, net of forfeitures	1,161,352

Total contributions, net of forfeitures	1,621,202

INVESTMENT INCOME
Dividends and interest	653,596
Net appreciation in fair value of investments	5,985,663

Net investment income	6,639,259

DEDUCTIONS
Benefits paid to participants	(3,940,833)
Administrative expenses	(51,947)

Total deductions	(3,992,780)

INCREASE IN NET ASSETS	4,267,681
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	20,360,306

End of year	$24,627,987

See accompanying notes to financial statements.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1. DESCRIPTION OF THE PLAN

The following description of ArvinMeritor, Inc. Hourly Employees Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information.

General – The Plan is a defined contribution retirement savings plan covering certain eligible hourly employees of ArvinMeritor, Inc. (the “Company” or "ArvinMeritor"). Eligible employees may participate in the Plan immediately on the date they become employees. The Plan is administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Contributions – Eligible employees may elect to contribute up to 20% of their compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution), subject to the limits prescribed under the Internal Revenue Code (“IRC”). Participants can elect to have their contributions invested in 5% increments in various investment funds.

The Plan allows participants who are at least age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under the IRC.

Employer Matching Contributions – Participants are immediately eligible for matching contributions. The Company’s match varies based on the participant's work location within the Company. Company matching contributions are invested according to the investment mix participants have elected for their own contributions. Effective February 1, 2009, the Company suspended the 401(k) employer matching contribution for all current and future non-union hourly plan participants. The Company match was reinstated effective November 16, 2009.

Employer Pension Contributions – Non-union hourly employees hired on or after October 1, 2005 and certain union hourly employees receive a Pension Contribution into the Plan in lieu of accruing benefits under the Company's defined benefit plan. Effective January 1, 2008, hourly non-union employees hired prior to October 1, 2005 who were not 50 years old with at least 10 years of service with the Company, or had at least 20 years of service with the Company began receiving Pension Contributions into the Plan in the same manner as it is currently done for employees hired after October 1, 2005. Pension Contributions are fully funded by the Company and are made to all eligible employees regardless of whether they choose to contribute to the Plan. Pension Contributions range between 2% and 6% of participants’ compensation. Pension Contributions are invested according to the investment mix participants have elected for their own contributions.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, Pension Contributions, if applicable, and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions and the employer contributions into various investment options offered by the Plan. The Plan currently offers 20 mutual funds, a common collective trust fund and the Company’s common stock as investment options for participants.

Vesting – Amounts attributable to participant contributions and Company matching contributions are fully vested at all times. Pension Contributions vest in annual 20% increments beginning with the completion of the second year of service. Participants become fully vested after they reach six years of service. Forfeited Pension Contributions are netted against employer contributions. During the year, the Plan experienced a partial termination related to the Company’s sale of certain business units. Pension Contributions of affected participants became fully vested.

Plan Withdrawals – Vested amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 ½. Pre-tax withdrawals prior to attaining age 59 ½ are not permitted except in the event of retirement, disability, or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 ½. Upon termination of service due to death, disability, retirement, or other reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in his or her account as a lump-sum distribution.

Transfers – The Company also sponsors a separate defined contribution savings plan for salaried employees and certain non-union hourly employees. The Plan allows for employees changing status between union hourly and certain non-union hourly or salaried to move invested assets to the Plan that correlates to their current status. During 2009, there were no transfers.

Participant Loans – Participants may borrow from their accounts an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of loans outstanding during the preceding 12-month period, (ii) amounts in the participant’s account attributable to participant contributions, or (iii) one-half of the participant’s vested account balance. The loans are secured by the balances in the respective participants’ accounts.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

Interest is charged at 1% over the prime rate in place at the loan origination date, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. At year end, interest rates charged on outstanding balances ranged from 4.25% to 9.25%. The loans are repaid through payroll deductions over periods not to exceed 60 months unless they are for the purchase of a primary residence. Payments of principal and interest are reinvested under the participant’s current investment election for new contributions. Participants may have only one outstanding loan.

Plan Termination – Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination of the Plan, participants with Pension Contribution balances would become fully vested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation – The Plan's investments are stated at fair value, except for a stable value common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Mutual funds and common stock are reported at fair value based on quoted market prices. Participant loans are reported at their outstanding balances, which approximate fair value. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Security Transactions and Investment Income – Purchases and sales of securities are reported on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Administrative Expenses – Administrative expenses for services required by the plan document are paid by the Plan. All expenses not required by the Plan are paid by the Company. The amounts reported in the financial statements represent administrative expenses paid by the Plan.

Benefit Payments – Benefit payments to participants are recorded upon distribution.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

Risks and Uncertainties –The Plan utilizes various investment instruments which are exposed to various risks related to, among other things, interest rate, foreign currency, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Change in Presentation – The Plan expanded the presentation of the investment categories in the fair value table in Note 4 from the prior year’s presentation in accordance with applicable authoritative guidance.

3. INVESTMENTS

The Plan’s significant investments as of December 31, 2009 and 2008 are as follows:

	2009	2008
Mutual Funds - At fair value:
Pimco U.S. Total Return Admin	$1,527,568	$1,533,496
Vanguard Institutional Index Fund	3,499,160	3,243,137
Common Collective Trust Fund - At contract value:
T. Rowe Price Stable Value Common Trust Fund	9,004,775	10,477,878
Common stock- At fair value:
ArvinMeritor, Inc.	4,102,331	312,220

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$2,349,678
Common stock - ArvinMeritor, Inc.	3,635,985

Net appreciation	$5,985,663

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

4. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted the guidance in ASC Topic 820, Fair Value Measurements and Disclosures. The guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are described below:
  Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued income, accrued liabilities and payables and unsettled trades. The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments.

Investments measured at fair value on a recurring basis at December 31, 2009 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity investments	$6,877,649	$-	$-	$6,877,649
Fixed income investments	1,527,568	-	-	1,527,568
Balanced investments	65,626	-	-	65,626
Retirement-year based investments	2,721,386	-	-	2,721,386
Common collective fund (1)	-	9,283,558	-	9,283,558
Common stock - ArvinMeritor, Inc.	4,102,331	-	-	4,102,331
Participant loans	-	-	319,114	319,114

Total investments at fair value	$15,294,560	$9,283,558	$319,114	$24,897,232

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

Investments measured at fair value on a recurring basis at December 31, 2008 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity investments	$6,485,313	$-	$-	$6,485,313
Fixed income investments	1,533,496	-	-	1,533,496
Balanced investments	54,127	-	-	54,127
Retirement-year based investments	929,351	-	-	929,351
Common collective fund (1)	-	10,380,569	-	10,380,569
Common stock - ArvinMeritor, Inc.	312,220	-	-	312,220
Participant loans	-	-	547,017	547,017

Total investments at fair value	$9,314,507	$10,380,569	$547,017	$20,242,093

(1) This category represents investments in the T. Rowe Price Stable Value Common Trust Fund that invests primarily in investment contracts, a variety of fixed income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities, and wrapper contracts. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

The following table sets forth a summary of the changes in the fair value of the Plan's level 3 investment assets for the year ended December 31, 2009:

Participant
Loans
Balance, beginning of year	$547,017
Loan issuances, payments and settlements - net	(227,903)
Balance, end of year	$319,114

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 17, 2010, that the Plan was designed in accordance with applicable sections of the IRC.

The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and is exempt from federal taxes as of December 31, 2009 and 2008. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2009 and 2008, the Plan held 366,935 and 109,551 shares, respectively, of common stock of ArvinMeritor, with a fair value of $4,102,331 and $312,220, respectively. During the year ended December 31, 2009, the Plan recorded no dividend income from common stock of ArvinMeritor.

7. RECONCILIATION TO FORM 5500

The net assets on the financial statements differ from the net assets on the Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on the Form 5500. The net assets on the financial statements were lower than those on Form 5500 at December 31, 2009 by $278,783 and higher at December 31, 2008 by $97,309. Additionally, the investment income on the Form 5500 for the year ended December 31, 2009 is higher than that on the financial statements by $376,092.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009	EIN 38-3354643, Plan No. 335

		Description of Investment
Identity of Issuer,		Including Maturity Date,
Borrower, Lessor		Rate of Interest, Collateral,	Cost	Current
or Similar Party		Par or Maturity Value		Value
		Mutual Funds
	Alliance Bernstein	Value Fund	**	$48,615
	Goldman Sachs	Core International Equity Fund	**	600,749
	Lord Abbett	Small Cap Value	**	175,508
	Pimco	U.S. Total Return Admin	**	1,527,568
	Vanguard	Institutional Index Fund	**	3,499,160
*	T. Rowe Price	Mid-Cap Growth Fund	**	968,406
*	T. Rowe Price	Growth and Income Fund	**	1,120,866
*	T. Rowe Price	Growth Stock Fund	**	464,345
*	T. Rowe Price	Retirement 2005 Fund	**	4,605
*	T. Rowe Price	Retirement 2010 Fund	**	70,800
*	T. Rowe Price	Retirement 2015 Fund	**	320,185
*	T. Rowe Price	Retirement 2020 Fund	**	752,760
*	T. Rowe Price	Retirement 2025 Fund	**	268,197
*	T. Rowe Price	Retirement 2030 Fund	**	650,415
*	T. Rowe Price	Retirement 2035 Fund	**	341,560
*	T. Rowe Price	Retirement 2040 Fund	**	274,044
*	T. Rowe Price	Retirement 2045 Fund	**	28,482
*	T. Rowe Price	Retirement 2050 Fund	**	3,622
*	T. Rowe Price	Retirement 2055 Fund	**	6,716
*	T. Rowe Price	Retirement Income Fund	**	65,626

		Common collective trust fund
*	T. Rowe Price	Stable Value Common Trust Fund	**	9,283,558

*	ArvinMeritor	ArvinMeritor, Inc. common stock	**	4,102,331

*	Participant loans	Interest recorded at 1% over prime,
		(4.25%-9.25%) and maturities
		up to 60 months		319,114
				$24,897,232

*	Party- in-interest
**	Cost information not required

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARVINMERITOR, INC. HOURLY
EMPLOYEES SAVINGS PLAN

By:	/s/ Danielle Riddell

Danielle Riddell, Plan Administrator

June 28, 2010